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                                  EXHIBIT 99.2

              PRELIMINARY ERISA-BASED PENSION-PLAN PROJECTIONS(A)
                           (AS OF SEPTEMBER 30, 2003)

                                                                                       AMOUNT OVERFUNDED(B)
                                                                           ---------------------------------------------
                              REQUIRED CASH         FUNDING CREDIT               CURRENT               ACCRUED LIABILITY
                              CONTRIBUTION             BALANCE             LIABILITY BASIS(C)              BASIS(D)
    (In millions)             -------------         --------------         -------------------         -----------------
2003.................              $0                    $258                     $592                       $648
2004.................               0                     194                      282                        582
2005.................               0                     190                      239                        532
2006.................               0                     206                       99                        393
2007.................               0                     153                       76                        360
2008.................               0                     165                       62                        337
2009.................               0                     178                       58                        322
2010.................               0                     192                       62                        314
2011.................               0                     208                       73                        314
2012.................               0                     224                       91                        319
2013.................               0                     242                      116                        331

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(a) Early in 2004, updated ERISA projections based on data as of the January 1,
    2004, measurement date will be available and could be different from the projections shown.

(b) Funded status

     ERISA measures the ability of plan assets to fund plan obligations on both a current liability basis and on an accrued liability (long-term) basis. The company's pension plan is subject to funding requirements under both bases at the measurement date (January 1 of each year). All figures in the table above are as of January 1 of each year.

     Using the assumptions specified below, Pactiv's third party actuary projects that no minimum ERISA cash contributions will be required over the next ten years.

(c) ERISA current liability method

     The figures shown represent the projected amount of overfunding relative to 90% of the current liability as required by ERISA.

     The annual ERISA current-liability test as of the plan measurement date compares the smoothed value of plan assets to the present value of ERISA's equivalent of SFAS No. 87's accumulated benefit obligations. The discount rate used to determine the present value is currently 120% of the four-year average of 30-year treasury notes (6.65%). If the smoothed value of plan assets is more than 90% of the current liability, the company is not required to contribute cash to the plan, unless the plan's accrued liability is not fully funded and the plan has no funding credit balance.

     With certain exceptions, if the asset to current liability ratio falls below 90%, the company must make a cash contribution to the plan to bring the ratio up to at least 90%, unless it has a funding credit balance built up by previously making cash contributions in excess of minimum requirements. Pactiv had a funding credit balance of $258 million as of January 1, 2003.

--------------------------------------------------------------------------------
The projections included in this exhibit were prepared by a third-party actuary based on management's and such actuary's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.

(d) ERISA accrued liability (long-term) basis

     The accrued liability funded status is determined by comparing the smoothed value of plan assets with ERISA's equivalent of SFAS No. 87's projected benefit obligations.

     Because ERISA utilizes smoothing techniques to dampen the effect of market fluctuations on plan assets, there is a time lag before differences between actual and expected rates of return on plan assets are fully reflected in the smoothed value of assets.

     Assumptions:

      (1) Funding interest rate: 8%

      (2) Current liability rate: 6.65% for 2003; 6% for 2004-2013 (intentionally conservative estimate of high-quality corporate bond yields; in the event of higher rates in the future, the likelihood of cash contributions is further lessened.)

      (3) Effective 2006, the use of the U.S. Treasury Department's updated mortality tables (reflecting longer life expectancies) is expected to become effective.

      (4) Compound rate of return on assets: 9%/yr. If the rate of return is 8.5%, cash contributions are not required through 2013. If the rate of return is 8.0%, after-tax cash contributions are not required through 2009 and total $96 million for the 2010-2013 period.

--------------------------------------------------------------------------------
The projections included in this exhibit were prepared by a third-party actuary based on management's and such actuary's current reasonable good-faith expectations and represent point-in-time calculations. These calculations are affected by multiple variables which can work independently or in concert to materially affect the projections shown. Such variables include: actual versus assumed rates of return on assets; discount rates used in calculating liabilities; changes in governmental regulations; and actuarial assumptions, such as expectations regarding employee compensation, demographics, turnover, and estimated age and life expectancies.